

February 24, 2017

Brian A. Jenkins
Chief Financial Officer
Dave & Buster's Entertainment, Inc.
2481 Mañana Drive
Dallas, Texas 75220

      Re: **Dave & Buster's Entertainment, Inc.**
                Form 10-K for Fiscal Year Ended January 31, 2016
                Filed March 29, 2016
                File No. 001-35664

Dear Mr. Jenkins:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended January 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 39

1.   We note your response to prior comment 3. You state in the response that "store-level EBITDA" represents the store level contribution to company-wide consolidated EBITDA. However, it appears this measure is not indicative of overall company performance and profitability in that "store-level EBITDA" does not accrue directly to the benefit of shareholders due to the nature of the costs (general and administrative and preopening costs) excluded from the measure. Accordingly, it appears "store-level EBITDA" should be reconciled to operating income, as this is more representative of a store level contribution to your results, rather than to net income which is an overall company measure. Additionally, in order to avoid the impression that this is a company-wide measure of profit, please revise to retitle the measure to store-level operating income before depreciation and amortization, or similar, as appropriate.

2.   In your response to prior comment 3, we note the reconciliation of the non-GAAP measure store-level EBITDA to another non-GAAP measure EBITDA. This reconciliation is presented on pages 45 and 51 of the Form 10-K. Please note that the reconciliation of a non-GAAP measure is to its comparable GAAP measure, pursuant to Item 10(e)(1)(i)(B). Please revise your presentation as appropriate.

3.   Refer to your response to prior comment 4. You state you will modify the disclosure to eliminate the suggestion that you present adjusted EBITDA as a liquidity measure. However, the modified disclosure in the response states that adjusted EBITDA is approximately equal to EBITDA as defined in your credit facility, which appears to continue to suggest that adjusted EBITDA is also a liquidity measure. Please revise your disclosure accordingly.

Reconciliations of Non-GAAP Financial Measures – EBITDA and Adjusted EBITDA, page 44

4.   We note the adjustment "Change in deferred amusement revenue and ticket liability" in arriving at Adjusted EBITDA. Please tell us in further detail the nature of this adjustment and how it is calculated. Additionally, tell us your consideration of how this adjustment complies with Question 100.04 of the staff's Compliance & Discussion Interpretations on Non-GAAP Financial Measures, for it appears to represent the acceleration of deferred revenue as revenue which otherwise would not have been recognized under GAAP.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

                                        Sincerely,

                                        /s/ Lyn Shenk

                                        Lyn Shenk
                                        Branch Chief
                                        Office of Transportation and Leisure